Exhibit 4.14

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of May 14, 2020, NanoVibronix, Inc., a Delaware corporation (“we,” “our” and the “Company”) has its common stock, par value $0.001 per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following description is intended as a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation, as amended (the “Amended & Restated Certificate of Incorporation”) and the amended and restated by-laws, as amended (the “By-laws”) as currently in effect, copies of which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein.

Authorized Capital Stock

As of April 14, 2021, our authorized capital stock consists of 31,000,000 shares, of which 20,000,00 shares are common stock, par value $0.001 per share, and 11,000,000 shares are preferred stock, par value $0.001 per share, 3,000,000 of which have been designated as Series C Convertible Preferred Stock (“Series C Preferred Stock”), 506 of which have been designated as Series D Convertible Preferred Stock (“Series D Preferred Stock”) and 1,999,494 of which have been designated as Series E Convertible Preferred Stock (“Series E Preferred Stock”). As of April 14, 2021, there were 24,109,625 shares of common stock issued and outstanding, which includes 4,109,635 putative shares of common stock, 666,667 shares of Series C Convertible Preferred Stock issued and outstanding, 304 shares of Series D Convertible Preferred Stock issued and outstanding and 875,000 shares of Series E Convertible Preferred Stock issued and outstanding.

Our Board, in consultation with counsel, determined that it is in the best interests of the Company and our stockholders to ratify, pursuant to Section 204 of the Delaware General Corporation Law (“DGCL”) and Delaware common law, an increase in the number of authorized shares of our common stock from 20,000,000 to 24,109,635 (the “Authorized Share Increase”) and the issuance of 4,109,635 shares of common stock (the “Authorized Share Increase Issuance”) upon conversion of the Series C Preferred Stock and the exercise of certain December 2020 Warrants and Pre-Existing Warrants (the “Share Increase Ratification”). On March 3, 2021, we filed a proxy statement in connection with a special meeting of stockholders (the “Special Meeting”) to be held at 10:00 a.m. Eastern time on March 31, 2021 to (i) ratify the Authorized Share Increase and the Authorized Share Increase Issuance, and (ii) further increase the number of our authorized shares of common stock. On March 31, 2021, we did not have the requisite vote to approve the Share Increase Ratification and adjourned the Special Meeting until 10:00 a.m. Eastern time on April 14, 2021 in an effort to obtain additional votes. At the reconvened Special Meeting on April 14, 2021, we again did not have the requisite vote to approve the Share Increase Ratification and further adjourned the Special Meeting until 10:00 a.m. Eastern time on April 27, 2021. Although we have adjourned the Special Meeting in an effort to secure the necessary stockholder approval, there can be no assurance that we will receive the necessary stockholder approval for the Share Increase Ratification.

Common Stock

Voting Rights

Each stockholder has one vote for each share of common stock held on all matters submitted to a vote of stockholders. A stockholder may vote in person or by proxy. Elections of directors are determined by a plurality of the votes cast and all other matters are decided by a majority of the votes cast by those stockholders entitled to vote and present in person or by proxy.

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our Amended & Restated Certificate of Incorporation and By-laws provide that stockholder actions may be effected at a duly called meeting of stockholders or pursuant to written consent of the majority of stockholders.

Dividend Rights

The holders of outstanding shares of common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the board of directors (the “Board”) may determine, provided that required dividends, if any, on preferred stock have been paid or provided for. However, the current policy of our Board is to retain earnings, if any, for operations and growth.

No Preemptive or Similar Rights

The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Board and issued in the future.

Right to Receive Liquidation Distributions

Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution.

The NASDAQ Capital Market Listing

Our common stock is listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “NAOV.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598.

Options and Warrants

As of April 14, 2021, we had 1,748,544 shares of common stock issuable upon exercise of outstanding options and 7,724,740 shares of common stock issuable upon the exercise of warrants. There are no other outstanding warrants or options at this time.

Preferred Stock

We may issue any class of preferred stock in any series. The Board has the authority, subject to limitations prescribed under Delaware law and the rights of the holders of any series of preferred stock, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations and restrictions. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of our capital stock entitled to vote thereon, without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation. The Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of common stock and the voting and other rights of the holders of common stock.

Series C Convertible Preferred Stock

Conversion Rights

Each share of the Series C Preferred Stock is convertible into one (1) share of common stock, provided that the holder will be prohibited from converting Series C Preferred Stock into shares of common stock if, as a result of such conversion, the holder would own more than 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock issuable upon conversion of the Series C Preferred Stock, or, at the election of a holder, together with its affiliates, would own more than 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock issuable upon conversion of the Series C Preferred Stock. The conversion rate of the Series C Preferred Stock is subject to proportionate adjustments for stock splits, reverse stock splits and similar events.

Dividend Rights

Shares of Series C Preferred Stock are not entitled to receive any dividends, unless and until specifically declared by the Board. However, holders of Series C Preferred Stock are entitled to receive dividends on shares of Series C Preferred Stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends actually paid on shares of the common stock when such dividends are specifically declared by the Board. The Company is not obligated to redeem or repurchase any shares of Series C Preferred Stock. Shares of Series C Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

Voting Rights

Except as provided in the Designation, Preferences, Rights and Limitations of Series C Preferred Stock or as otherwise required by law, each holder of Series C Preferred Stock will be entitled to the number of votes equal to the number of shares of common stock into which such share of Series C Preferred Stock could be converted, provided that the holder would be prohibited from converting Series C Preferred Stock if, as a result of such conversion, the holder, together with its affiliates, would beneficially own more than 9.99% of the total number of shares of our common stock then issued and outstanding, for purposes of determining the shares entitled to vote at any regular, annual or special meeting of stockholders of the Company, and shall have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided herein or as required by law, voting together with the common stock as a single class) and shall be entitled to notice of any stockholders’ meeting in accordance with the By-laws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights shall be rounded to the nearest whole number (with one-half being rounded upward). We may not, without the written consent of holders of a majority of the then issued and outstanding shares of Series C Preferred Stock, increase the number of authorized shares of Series C Preferred Stock.

Liquidation Rights

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Series C Preferred Stock are entitled to receive, pari passu with the holders of common stock, out of the assets available for distribution to stockholders an amount equal to such amount per share as would have been payable had all shares of Series C Preferred Stock been converted into common stock immediately before such liquidation, dissolution or winding up, without giving effect to any limitation on conversion as a result of the Beneficial Ownership Limitation, as described above.

Series D Convertible Preferred Stock

Conversion Rights

Each share of the Series D Preferred Stock is convertible into one thousand (1,000) shares of common stock, provided that the holder will be prohibited from converting Series D Preferred Stock into shares of common stock if, as a result of such conversion, the holder would own more than 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock issuable upon conversion of the Series D Preferred Stock, or, at the election of a holder, together with its affiliates, would own more than 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock issuable upon conversion of the Series D Preferred Stock. The conversion rate of the Series D Preferred Stock is subject to proportionate adjustments for stock splits, reverse stock splits and similar events.

Dividend Rights

Shares of Series C Preferred Stock are not entitled to receive any dividends, unless and until specifically declared by the Board. Series D Preferred Stockholders (“Series D Holders”) are entitled to receive, and the Company shall pay, dividends on shares of Series D Preferred Stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends actually paid on shares of the common stock when, as and if such dividends are paid on shares of the common stock. No other dividends shall be paid on shares of Series D Preferred Stock.

Voting Rights

Except as provided in the Series D Preferred Stock Certificate of Designation or as otherwise required by law, Series D Holders shall have no voting rights. However, as long as any shares of Series D Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the Series D Holders of a majority of the then outstanding shares of the Series D Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series D Preferred Stock or alter or amend the Series D Preferred Stock Certificate of Designation, (b) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the Series D Holders, (c) increase the number of authorized shares of Series D Preferred Stock, or (d) enter into any agreement with respect to any of the foregoing.

Liquidation Rights

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Series D Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Company the same amount that a holder of common stock would receive if the Series D Preferred Stock were fully converted (disregarding for such purpose any conversion limitations hereunder) to common stock which amounts shall be paid pari passu with all holders of common stock. The Company shall mail written notice of any such liquidation, not less than 30 days prior to the payment date stated therein, to each Series D Holder.

Series E Convertible Preferred Stock

Conversion Rights

Each share of Series E Preferred Stock is convertible at any time and from time to time at the option of a holder of Series E Preferred Stock (a “Series E Holder”) into one share of our common stock, provided that each holder is prohibited from converting Series E Preferred Stock into shares of our common stock if, as a result of such conversion, any such holder, together with its affiliates, would own more than 9.99% of the total number of shares of our common stock then issued and outstanding. This limitation may be waived with respect to a holder upon such holder’s provision of not less than 61 days’ prior written notice to the Company. The conversion rate of the Series E Preferred Stock is subject to proportionate adjustments for stock splits, reverse stock splits and similar events.

Dividend Rights

Shares of Series E Preferred Stock are not entitled to receive any dividends, unless and until specifically declared by the Board. However, Series E Holders are entitled to receive dividends on shares of Series E Preferred Stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends actually paid on shares of the common stock when such dividends are specifically declared by the Board. The Company is not obligated to redeem or repurchase any shares of Series E Preferred Stock. Shares of Series E Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

Voting Rights

Each Series E Holder shall be entitled to the number of votes equal to the number of shares of our common stock equal to the voting ratio, which, for each share of Series E Preferred Stock, is equal to $2.00 divided by $3.53. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series E Preferred Stock held by each Series E Holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Liquidation Rights

Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each Series E Holder shall be entitled to receive the amount of cash, securities or other property to which such holder would be entitled to receive with respect to such shares of Series E Preferred Stock if such shares had been converted to our common stock immediately prior to such liquidation.

Delaware Anti-Takeover Law and Provisions of our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling, or controlled by, the entity or person. The term “owner” is broadly defined to include any person that, individually, with or through that person’s affiliates or associates, among other things, beneficially owns the stock, or has the right to acquire the stock, whether or not the right is immediately exercisable, under any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote the stock under any agreement or understanding, or has an agreement or understanding with the beneficial owner of the stock for the purpose of acquiring, holding, voting or disposing of the stock.

The restrictions in Section 203 do not apply to corporations that have elected, in the manner provided in Section 203, not to be subject to Section 203 of the DGCL or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or authorized for quotation on the Nasdaq Stock Market or held of record by more than 2,000 stockholders. Our certificate of incorporation and bylaws do not opt out of Section 203.

Section 203 could delay or prohibit mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and By-laws

The provisions of our Amended and Restated Certificate of Incorporation and By-laws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Certificate of Incorporation and By-laws:

●	permit our board of directors to issue up to 11,000,000 shares of preferred stock, without further action by the stockholders, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

●	provide that the authorized number of directors may be changed only by resolution of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (the “Whole Board”);

●	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

●	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

●	provide that special meetings of our stockholders may be called only by a resolution adopted by a majority of the Whole Board; and

●	set forth an advance notice procedure with regard to the nomination, other than by or at the direction of our Board, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.